Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended April 3, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
(In millions except ratio)
EARNINGS:
Income from continuing operations before income taxes	$1,981	$9,325	$11,477	$11,809	$11,458	$14,207
Fixed charges	468	569	553	486	505	792
Less:
Capitalized interest, net	—	(1)	(1)	(1)	(1)	(1)
Equity (income) loss — net of dividends	8	(371)	(201)	(426)	(269)	(671)
Adjusted earnings	$2,457	$9,522	$11,828	$11,868	$11,693	$14,327
FIXED CHARGES:
Gross interest incurred	$447	$484	$464	$398	$418	$734
Interest portion of rent expense	21	85	89	88	87	58
Total fixed charges	$468	$569	$553	$486	$505	$792
Ratio of earnings to fixed charges	5.3	16.7	21.4	24.4	23.2	18.1
As of April 3, 2015, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain variable interest entities, in the amount of $539 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount in the above table does not include interest expense associated with unrecognized tax benefits.